# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TETRA TECH INC, CIK 0000831641
CUSIP: 88162G103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 3475 EAST FOOTHILL BOULEVARD, PASADENA, California (CA), 91107
Date of event which requires filing of this statement: 10/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001361570-25-000008
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 11,829,824; sole dispositive power 13,006,243; aggregate amount beneficially owned 13,006,243 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: TETRA TECH INC
Address of issuer's principal executive offices: 3475 EAST FOOTHILL BOULEVARD, PASADENA, California (CA), 91107

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Tetra Tech Inc. on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 390,005,200. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Tetra Tech Inc. as part of its investment strategy, considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset management SA manages 13,006,243 shares of Tetra Tech Inc., which represents 4.9% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset management SA has the Sole power to vote on 11,829,824 out of the 13,006,243 shares under management.
Transactions in the class effected during the past sixty days:
In the past sixty days the following transactions have been done

Date Type Quantity Price Exchange
08.20.2025 SELLL 24827 35.76 The NASDAQ Stock Exchange
08.20.2025 SELLL 248 35.76 The NASDAQ Stock Exchange
08.20.2025 SELLL 543 35.76 The NASDAQ Stock Exchange
08.20.2025 SELLL 717 35.76 The NASDAQ Stock Exchange
08.26.2025 BUYL 1467 36.64 The NASDAQ Stock Exchange
08.27.2025 SELLL 50 36.98 The NASDAQ Stock Exchange
08.27.2025 SELLL 8912 36.84 The NASDAQ Stock Exchange
08.29.2025 BUYL 148 36.42 The NASDAQ Stock Exchange
09.03.2025 SELLL 33809 35.96 The NASDAQ Stock Exchange
09.03.2025 SELLL 2371 35.91 The NASDAQ Stock Exchange
09.03.2025 SELLL 91211 35.91 The NASDAQ Stock Exchange
09.03.2025 SELLL 1150 35.91 The NASDAQ Stock Exchange
09.03.2025 SELLL 909 35.91 The NASDAQ Stock Exchange
09.03.2025 SELLL 1330 35.96 The NASDAQ Stock Exchange
09.03.2025 BUYL 3143 35.96 The NASDAQ Stock Exchange
09.03.2025 BUYL 6847 35.83 The NASDAQ Stock Exchange
09.03.2025 BUYL 2357 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 975 35.83 The NASDAQ Stock Exchange
09.03.2025 BUYL 1988 35.83 The NASDAQ Stock Exchange
09.03.2025 BUYL 953 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 988 35.83 The NASDAQ Stock Exchange
09.03.2025 BUYL 2010 35.83 The NASDAQ Stock Exchange
09.03.2025 BUYL 966 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 6672 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 1936 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 1963 35.78 The NASDAQ Stock Exchange
09.03.2025 BUYL 2415 35.83 The NASDAQ Stock Exchange
09.05.2025 SELLL 26591 36.09 The NASDAQ Stock Exchange
09.17.2025 SELLL 8230 36.48 The NASDAQ Stock Exchange
09.18.2025 BUYL 3722 36.38 The NASDAQ Stock Exchange
09.18.2025 BUYL 81 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 9405 36.38 The NASDAQ Stock Exchange
09.18.2025 BUYL 2648 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 26 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 3070 36.38 The NASDAQ Stock Exchange
09.18.2025 BUYL 945 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 470 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 16 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 1474 36.38 The NASDAQ Stock Exchange
09.18.2025 BUYL 39 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 1092 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 810 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 26 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 3136 36.38 The NASDAQ Stock Exchange
09.18.2025 BUYL 464 36.29 The NASDAQ Stock Exchange
09.18.2025 BUYL 12 36.28 The NASDAQ Stock Exchange
09.18.2025 BUYL 1426 36.38 The NASDAQ Stock Exchange
09.18.2025 SELLL 288 36.20 The NASDAQ Stock Exchange
09.18.2025 SELLL 9497 36.34 The NASDAQ Stock Exchange
09.18.2025 BUYL 3142 36.62 The NASDAQ Stock Exchange
09.19.2025 BUYL 1961 36.66 The NASDAQ Stock Exchange
09.19.2025 BUYL 2533 36.66 The NASDAQ Stock Exchange
09.23.2025 SELLL 585 35.33 The NASDAQ Stock Exchange
09.24.2025 SELLL 2772 33.64 The NASDAQ Stock Exchange
09.25.2025 BUYL 550 33.31 The NASDAQ Stock Exchange
09.25.2025 BUYL 1356 33.37 The NASDAQ Stock Exchange
09.26.2025 SELLL 175 33.15 The NASDAQ Stock Exchange
09.30.2025 BUYL 33068 33.42 The NASDAQ Stock Exchange
10.02.2025 BUYL 1498 33.68 The NASDAQ Stock Exchange
10.01.2025 BUYL 1008 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 815 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 1188 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 805 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 3214 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 967 33.29 The NASDAQ Stock Exchange
10.01.2025 BUYL 3279 33.19 The NASDAQ Stock Exchange
10.02.2025 SELLL 546 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 932 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 1012 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 333 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 410 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 552 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 948 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 1030 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 334 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 413 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 26651 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 68463 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 77128 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 3656 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 11893 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 326 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 430 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 313 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 1191 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 2601 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 2893 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 417 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 694 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 2987 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 3364 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 537 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 1178 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 571 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 996 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 1084 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 336 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 421 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 2307 33.42 The NASDAQ Stock Exchange
10.02.2025 SELLL 2589 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 394 33.29 The NASDAQ Stock Exchange
10.02.2025 SELLL 477 33.35 The NASDAQ Stock Exchange
10.02.2025 SELLL 956 33.10 The NASDAQ Stock Exchange
10.02.2025 SELLL 81925 33.50 The NASDAQ Stock Exchange
10.03.2025 BUYL 15255 33.82 The NASDAQ Stock Exchange
10.03.2025 BUYL 5769 33.82 The NASDAQ Stock Exchange
10.07.2025 BUYL 5547 34.15 The NASDAQ Stock Exchange
10.08.2025 BUYL 5375 34.12 The NASDAQ Stock Exchange
10.08.2025 BUYL 2476 34.12 The NASDAQ Stock Exchange
10.09.2025 SELLL 778 34.68 The NASDAQ Stock Exchange
10.09.2025 BUYL 6201 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 2352 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 2364 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 1904 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 6202 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 989 34.47 The NASDAQ Stock Exchange
10.09.2025 BUYL 5422 34.47 The NASDAQ Stock Exchange
10.10.2025 SELLL 1806 34.33 The NASDAQ Stock Exchange
10.16.2025 SELLL 162899 32.71 The NASDAQ Stock Exchange
10.16.2025 SELLL 190050 32.68 The NASDAQ Stock Exchange
10.16.2025 SELLL 676 32.49 The NASDAQ Stock Exchange
10.16.2025 SELLL 5619 32.71 The NASDAQ Stock Exchange
10.16.2025 SELLL 6189 32.68 The NASDAQ Stock Exchange
10.16.2025 SELLL 19416 32.49 The NASDAQ Stock Exchange
10.16.2025 SELLL 861 32.68 The NASDAQ Stock Exchange
10.16.2025 SELLL 2338 32.71 The NASDAQ Stock Exchange
10.16.2025 SELLL 310 32.49 The NASDAQ Stock Exchange
10.16.2025 SELLL 2900 32.68 The NASDAQ Stock Exchange
10.16.2025 SELLL 2787 32.71 The NASDAQ Stock Exchange
10.16.2025 SELLL 338 32.49 The NASDAQ Stock Exchange
10.16.2025 BUYL 1218 32.68 The NASDAQ Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Tetra Tech Inc., other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 10/16/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Tetra Tech Inc. is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Tetra Tech Inc., other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (10/17/2025)